                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                             ----------------------
                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1998
                                            -----------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For      the transition period from _________________ to
                  __________________

                           Commission file number    1-6016
                                                     ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ALLEN TELECOM INC.
                            25101 Chagrin Boulevard, Suite 350
                            Beachwood, Ohio  44122

                               ALLEN TELECOM INC.

                        EMPLOYEE BEFORE-TAX SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES





         Report of Independent Accountants                             3

         Financial Statements:

         Statements of Net Assets Available for
                  Benefits - December 31, 1998
                  and 1997                                             4

         Statements of Changes in Net Assets Available
                  for Benefits for the years ended
                  December 31, 1998 and 1997                         5 - 10

         Notes to Financial Statements                              11 - 17

         Supplemental Schedules:

         Assets Held for Investment Purposes
                  at December 31, 1998                                18

         5% Reportable Transactions for the
                  year ended December 31, 1998                        19

         Signatures                                                   20

         Exhibit Index                                                21

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Before-Tax Savings Plan Committee and the Participants in the Allen Telecom Inc.
  Employee Before-Tax Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Cleveland, Ohio
June 10, 1999

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------



                                                             December 31,
                                                             ------------
                                                        1998            1997
                                                        ----            ----
ASSETS:
Investments, at market value
     (Note 3)                                       $25,266,634      $26,659,897
Loans receivable from participants
     (Note 6)                                         1,360,035        1,353,194
                                                    -----------      -----------
            Total Investments                        26,626,669       28,013,091

Contribution receivable (Note 4):
         Participants                                   210,629          251,062
         Company                                        375,340          484,250
Other receivables                                        53,096           48,624
Cash and equivalents                                      2,131           29,786
                                                    -----------      -----------
         Total Assets                                27,267,865       28,826,813

LIABILITIES:
Accrued expenses and other liabilities                   70,843           61,244
                                                    -----------      -----------
         Net Assets available for benefits          $27,197,022      $28,765,569
                                                    ===========      ===========


The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                       Fidelity         Fidelity           Allen
                                       Equity -        Retirement          Common
                                        Income           Growth            Stock          Sub-Total
                                         Fund             Fund              Fund          (To Page 7)
                                         ----             ----              ----          -----------
1997
----
Net assets, available for
   benefits, January 1, 1997       $  4,186,008      $  3,675,001      $  9,088,258      $ 16,949,267
Contributions (Note 4)                  727,628           631,223         1,846,162         3,205,013
Investment income:
   Dividends                            297,131           688,910             1,140           987,181
   Interest                                  (1)             --                   1              --
   Other income                          20,282            13,460            28,378            62,120
Net appreciation (deprecia-
   tion) in the fair value of
   investments                          926,059           (49,919)         (477,000)          399,140
Withdrawals and distributions
   (Note 5)                            (303,026)         (209,588)         (560,800)       (1,073,414)
Administrative expenses                  (3,280)           (2,752)          (23,176)          (29,208)
Interfund Activity:
   Interfund transfers                 (322,880)         (621,485)         (900,342)       (1,844,707)
   Interfund loans                      (29,152)          (51,353)          (39,007)         (119,512)
                                   ------------      ------------      ------------      ------------
Net assets, available for
   benefits, December 31, 1997     $  5,498,769      $  4,073,497      $  8,963,614      $ 18,535,880
                                   ============      ============      ============      ============


The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED),
     -----------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                 ----------------------------------------------

                                               Fidelity          Fidelity            Allen
                                               Equity -         Retirement          Common
                                                Income            Growth             Stock           Sub-Total
                                                 Fund              Fund              Fund           (To Page 8)
                                                 ----              ----              ----           -----------
1998
----
Net assets available for
 benefits, January 1, 1998                  $  5,498,769      $  4,073,497      $  8,963,614      $ 18,535,880
Contributions (Note 4)                           598,013           431,892         1,770,196         2,800,101
Investment income:
   Dividends                                     316,323           480,435             8,632           805,390
   Interest                                         --                --                 417               417
Other income                                      20,736            15,898            31,532            68,166

Net appreciation (deprecia-
   tion) in the fair value of
   investments                                   332,192           853,437        (6,265,010)       (5,079,381)
Withdrawals and distributions
   (Note 5)                                     (597,948)         (559,615)         (391,138)       (1,548,701)
Administrative expenses                           (4,703)           (3,947)           (6,216)          (14,866)
Interfund Activity:
   Interfund transfers                          (517,594)         (360,268)          992,531           114,669
   Interfund loans                                (5,767)           (4,290)           44,990            34,933
                                            ------------      ------------      ------------      ------------
Net assets available for
 benefits, December 31, 1998                $  5,640,021      $  4,927,039      $  5,149,548      $ 15,716,608
                                            ============      ============      ============      ============


The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED),
     -----------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                 ----------------------------------------------


                                  Carryforward          Morley         Participant           Janus
                                      Total          Stable Value          Loan            Worldwide         Sub-Total
                                  (From Page 5)          Fund            Account             Fund          (To Page 9)
                                  -------------          ----            -------             ----          -----------
1997
----
Net assets available for
 benefits, January 1, 1997        $ 16,949,267      $  5,566,062      $  1,122,115      $      8,261      $ 23,635,705
Contributions (Note 4)               3,205,013           650,703              --             260,824         4,116,540
Investment income:
   Dividends                           987,181              --                --              63,848         1,051,029
   Interest                               --                 159              --                --                 159
Other income                            62,120            33,572              --               2,714            98,406

Net appreciation (deprecia-
   tion) in the fair value of
   investments                         399,140           311,768              --               6,596           717,504
Withdrawals and distributions
   (Note 5)                         (1,073,414)         (313,900)          (62,229)          (39,143)       (1,488,686)
Administrative expenses                (29,208)          (82,565)             --                (487)         (112,260)
Interfund activity:
   Interfund transfers              (1,844,707)         (440,546)           (2,288)          675,763        (1,611,778)
   Interfund loans                    (119,512)         (126,898)          273,020            (5,892)           20,718
                                  ------------      ------------      ------------      ------------      ------------
Net assets available for
   benefits December 31, 1997     $ 18,535,880      $  5,588,355      $  1,330,618      $    972,484      $ 26,427,337
                                  ============      ============      ============      ============      ============

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED),
     -----------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                 ----------------------------------------------



                                  Carryforward          Morley          Participant         Janus
                                      Total          Stable Value           Loan          Worldwide          Sub-Total
                                  (From Page 6)          Fund             Account           Fund            (To Page 10)
                                  -------------          ----             -------           ----            ------------
1998
----
Net assets available for
 benefits, January 1, 1998         $ 18,535,880      $  5,588,355      $  1,330,618      $    972,484      $ 26,427,337
Contributions (Note 4)                2,800,101           497,099                 -           301,802         3,599,002
Investment income:
   Dividends                            805,390                 -                 -             5,780           811,170
   Interest                                 417                 -                 -                 -               417
   Other income                          68,166            34,786                 -             3,459           106,411
Net appreciation (deprecia-
   tion) in the fair value of
   investments                       (5,079,381)          306,765                 -           219,524        (4,553,092)
Withdrawals and distributions
   (Note 5)                          (1,548,701)         (577,323)          (75,998)         (126,845)       (2,328,867)
Administrative expenses                 (14,866)         (103,127)                -              (556)         (118,549)
Interfund Activity:
   Interfund transfers                  114,669          (101,959)           (2,834)          (29,640)          (19,764)
   Interfund loans                       34,933           (83,268)           64,755             4,078            20,498
                                    -----------        ----------        ----------        ----------       -----------
Net assets available for
   benefits, December 31, 1998     $ 15,716,608      $  5,561,328      $  1,316,541      $  1,350,086      $ 23,944,563
                                    ===========        ==========        ==========        ==========       ===========

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED),
     -----------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                 ----------------------------------------------

                                                                                              Invesco
                                  Carryforward            Schwab                             Strategic
                                      Total            S&P 500 Index        Oakmark         Technology
                                  (From Page 7)            Fund              Fund              Fund            Total
                                  -------------            ----              ----              ----            -----
1997
----
Net assets available for
 benefits, January 1, 1997           23,635,705      $      2,455      $      7,209      $      6,588      $ 23,651,957
Contributions (Note 4)                4,116,540           199,931           231,802           156,079         4,704,352
Investment income:
   Dividends                          1,051,029             9,002            38,992            78,964         1,177,987
   Interest                                 159                 -                 -                 -               159
Other income                             98,406             1,532             1,360             1,354           102,652
Net appreciation (deprecia-
   tion) in the fair value of
   investments                          717,504            66,337            56,489           (71,908)          768,422
Withdrawals and distributions
   (Note 5)                          (1,488,686)           (3,497)          (19,080)          (15,954)       (1,527,217)
Administrative expenses                (112,260)             (221)             (102)             (160)         (112,743)
Interfund activity:
   Interfund transfers               (1,611,778)          827,181           501,677           282,920                 -
   Interfund loans                       20,718            (3,079)           (8,080)           (9,559)                -
                                    -----------        ----------          --------          --------       -----------
Net assets available for
   benefits, December 31, 1997     $ 26,427,337      $  1,099,641      $    810,267      $    428,324      $ 28,765,569
                                    ===========        ==========          ========          ========       ===========

The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED),
     -----------------------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                 ----------------------------------------------

                                                                             Invesco       Strong
                                  Carryforward       Schwab                 Strategic     Corporate    Weitz
                                     Total       S&P 500 Index   Oakmark    Technology   Technology    Value       Total
                                 (From Page 8)        Fund         Fund        Fund         Fund       Fund        -----
                                 -------------        ----         ----        ----         ----       ----
1998
----
Net assets available for
 benefits, January 1, 1998       $ 26,427,337    $1,099,641    $ 810,267    $428,324        $  -       $  -   $28,765,569
Contributions (Note 4)              3,599,002       365,306      258,716     192,552         659        468     4,416,703
Investment income:
   Dividends                          811,170        13,100      142,305          34           -          -       966,609
   Interest                               417             -            -           -           -          -           417
Other income                          106,411         4,456        3,929       3,090           -          -       117,886
Net appreciation (deprecia-
   tion) in the fair value of
   investments                     (4,553,092)      280,556     (114,850)    127,432           -          -    (4,259,954)
Withdrawals and distributions
   (Note 5)                        (2,328,867)     (182,915)    (103,191)    (75,222)          -          -    (2,690,195)
Administrative expenses              (118,549)         (627)        (476)       (361)          -          -      (120,013)
Interfund activity:
   Interfund transfers                (19,764)      111,008      (22,976)    (68,268)          -          -             -
   Interfund loans                     20,498        (1,121)     (15,197)     (4,180)          -          -             -
                                 ------------    ----------    ---------    --------        ----       ----   -----------
Net assets available for
   benefits, December 31, 1998   $ 23,944,563    $1,689,404    $ 958,527    $603,401        $659       $468   $27,197,022
                                 ============    ==========    =========    ========        ====       ====   ===========


The Notes are an integral part of these statements.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.       OPERATIONS
         ----------

         Effective February 28, 1997, the Allen Group Inc. Employee Before-Tax Savings Plan was renamed the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan"). This change is consistent with The Allen Group Inc. company name change to Allen Telecom Inc. (the "Company"), which was also effective February 28, 1997.

         The Plan is designed to offer certain employees of the Company, who choose to participate, a form of savings that allows for a deferral of current income taxes while saving for retirement. The Plan is administered by the Allen Telecom Inc. Employee Before-Tax Savings Plan Committee (the "Committee") which is comprised of management personnel and officers of the Company.


2.       SUMMARY OF ACCOUNTING POLICIES
         ------------------------------

         Participants' contributions to the Plan are invested by the Trustee in the investment options made available by the Committee ("Investment Funds"), as directed by participants. The Committee may, at its sole discretion, add or delete funds in which participant contributions may be invested. In 1997 and 1998, the Company's contributions to the Plan, were invested by the Trustee exclusively in the Allen Common Stock Fund (see Note 4). In 1998, Investment Fund options included the Allen Common Stock Fund, along with selected registered investment entities (i.e., mutual funds) including Fidelity Equity-Income Fund (the "Fidelity Equity-Income Fund"), Fidelity Retirement Growth Fund (the "Fidelity Retirement Growth Fund"), Morley Stable Value Fund, Janus Worldwide Fund, Schwab S&P 500 Index Fund, Oakmark Fund, and Invesco Strategic Technology Fund.

         During the first quarter of 1999, four new funds were added to the Plan. The Strong Corporate Bond Fund and Weitz Value Fund were added as options in February 1999. Employees receiving profit sharing contributions associated with the 1998 plan year were allowed to contribute to these two funds, along with the other available fund options. Such contributions are included on the Statements of Net Assets Available for Benefits as "Contribution Receivable-Company" for 1998. The American Century Equity Growth Investment Fund (the "American Century Fund") and Smith Breeden U.S. Equity Market Plus Fund (the "Smith Breeden Fund") were added to the Plan portfolio in March 1999. These two funds will eventually replace the two existing Fidelity Funds. Current participants will have until July 15, 1999 to transfer out of the Fidelity Funds into other Funds. Remaining dollars in the Fidelity Funds will automatically transfer to the defined comparable fund if dollars are not re-aligned prior to July 15, 1999. The American Century Fund will replace the Fidelity Equity-Income Fund and the Smith Breeden Fund will replace the Fidelity Retirement Growth Fund.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


2.       SUMMARY OF ACCOUNTING POLICIES (CONTINUED),
         ------------------------------

         Also during 1999, changes were made to the Plan regarding the investment of the Company matching contributions, new interfund transfer options for the Company matching contribution account and decreased limitations on Company matching contributions. See Note 4 for further details.

        Shares in the Allen Common Stock Fund are valued at the last sale price of the common stock on the New York Stock Exchange Composite Tape on the last business day of the year. Investments in the registered investment entities are valued at their respective net asset value per unit as quoted by the National Association of Security Dealers on the last business day of the year.

         The Plan uses the accrual method for recognizing contributions and investment income. Dividends are accrued on the ex-dividend date. Withdrawals and distributions are valued using current market prices at the date withdrawals and distributions occur.

         The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         The intention of the Company is to continue the Plan indefinitely. The Plan may be amended or terminated at any time by the Company.

         Any amounts not vested and not eligible for withdrawal at termination of a participant's employment ("Forfeiture Funds") are available to the Plan to pay administrative costs and reduce Company contributions. To the extent that Forfeiture Funds are not available, administrative expenses are paid by the Company. Most Forfeiture Funds are transferred from the respective Investment Funds and accumulated in the Morley Stable Value Fund for the future payment of administrative expenses. Accordingly, most administrative expenses paid by the Plan in 1997 and in 1998 were distributed out of such Forfeiture Funds accumulated in the Morley Stable Value Fund.

         Brokerage commissions and other expenses relating to the sale of the Investment Funds for the account of any participant in connection with a withdrawal, loan or distribution from the Plan are deducted from the proceeds of the sale.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


3.       INVESTMENTS
         -----------

         The market values at December 31, 1998 and 1997 for the respective Investment Funds were as follows:

                                                                   December 31,
                                                                   ------------
                                                            1998                      1997
                                                            ----                      ----
      Fidelity Equity-Income Fund                       $ 5,556,689                $5,389,846
      Fidelity Retirement Growth Fund                     4,849,928                  3,985,498
      Allen Common Stock Fund                             4,978,210                  8,661,444
      Morley Stable Value Fund                            5,458,854                  5,463,765
      Janus Worldwide Fund                                1,303,215                    925,785
      Schwab S&P 500 Index Fund                           1,621,537                  1,062,589
      Oakmark Fund                                          926,449                    768,971
      Invesco Strategic Technology Fund                     571,752                    401,999
                                                        -----------                -----------
                                                        $25,266,634                $26,659,897
                                                        ===========                ===========


4.       CONTRIBUTIONS
         -------------

         Participation in the Plan is voluntary, and all employees (full-time and part-time, salaried, hourly and union employees (but only to the extent permitted by a collective bargaining agreement)) of the Company and its subsidiaries in the United States who were employees on October 1, 1985 or who thereafter have completed the required Eligibility Period may become participants. A participant may contribute on a before-tax basis any whole percentage of his or her compensation he or she elects which is not less than 1% or more than 17% of his or her compensation for such month. Participants can make after-tax contributions of not less than 1% nor more than 12% of his or her compensation. In any event, a participant's contributions may not, in the aggregate, exceed 18% of his or her compensation. Compensation includes base salary, overtime earnings, bonuses (other than bonus payments under the deferred bonus or similar plan) and commissions. In addition, a participant's individual allowable contribution may be limited by various other government regulations. Contributions by participants may be made only through periodic payroll deductions.

         In addition to the above, the Plan provides employees from the Company's Comsearch division ("Comsearch") an annual profit-sharing contribution to each participant who is employed on the last day of the Plan year an amount equal to 3% of the participant's Plan year compensation. The profit-sharing contribution is allocated among the Investment Funds at the participant's direction. This benefit is in lieu of Comsearch participating in the Company's defined benefit pension plan.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


4.    CONTRIBUTIONS (CONTINUED),
      -------------

         Unless the Company increases, decreases or suspends its monthly contributions in accordance with the terms of the Plan, the Company makes a monthly contribution for each participant equal to 25% of the first 1%, 25% of the second 1%, and 50% of the third 1%, of compensation contributed by the participant during such month, up to a maximum Company contribution. In 1997 and 1998, the maximum Company contribution was $1,200 per year. For 1999, the Committee increased this limit to $1,600 per year. As soon as practicable after the end of each month, the participants' and the Company's contributions are forwarded to the Trustee for investment. Company contributions to the Allen Common Stock Fund were $438,901 and $484,250 for the years ended December 31, 1998 and 1997, respectively. In addition, the Comsearch profit-sharing contribution, noted above, for the years ended December 31, 1998 and 1997 were $345,106 and $407,365, respectively.

         A participant may change Investment Funds for any future participant contributions through use of the toll free telephone number or internet access at any time. Such changes will be effective within two business days after the Plan is notified. A participant may transfer all or part of the value of his or her existing Participant Contribution Account (Note 5) between Investment Funds simply by using the toll free telephone number or internet access. Such transfers will be effective as soon as practicable. Starting in 1999, participants will also be able to transfer out of their Company matching contribution account in a similar manner. The brokerage fees, if any, of such sales and investments are paid by the individual participant making the transfer.

         Participant contributions to the Plan are invested among the Investment Funds as directed by participants. Company contributions to the Plan (with the exception of the Comsearch profit-sharing contributions noted previously) are invested by the Trustee exclusively in the Allen Common Stock Fund, with the exception that, to avoid the retention of idle funds, such participant and Company contributions may be invested in cash equivalent securities for periods generally not exceeding 30 days. While such contributions are invested in cash equivalent securities, interest is generally accrued until the contributions are allocated to the respective Investment Funds. Starting in 1999, Company matching contributions will be invested in the same manner as Participant contributions. The same investment percentages will apply to all contributions.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


4.       CONTRIBUTIONS (CONTINUED),
         -------------

         Participants' before-tax contributions to the Allen Common Stock Fund and Company matching contributions may be used by the Trustee to purchase treasury shares provided by the Company at a price which is 15% below prevailing market price at the time of purchase. During 1998 and 1997, the Trustee purchased from the Company 180,073 and 91,358 shares, respectively, of common stock for the accounts of participants in the Plan. The Trustee purchases shares of the Company's common stock for transactions other than purchases for before-tax contributions and Company matching contributions in open market transactions. The Trustee purchases shares or units of the other Investment Funds (as directed by the participants) on a national securities exchange at current market prices. The Company has no control over the times or prices at which the Trustee makes such purchases and investments or the amounts thereof. The number of shares or units purchased and credited to the participants account depends on the prices paid by the Trustee.


5.       VESTING AND WITHDRAWALS
         -----------------------

         Pursuant to the Plan, investments acquired with the participant's contributions are segregated in the Participant Contribution Account, and investments acquired with the Company's contributions are segregated in the Employer Contribution Account. Investment income paid on the investments in each of the participant's accounts are automatically reinvested in the respective Investment Funds to which they relate. Each participant's interest in his or her Participant Contribution Account and the Company match portion of the Employer Contribution Account is always fully vested, except for the aforementioned Comsearch profit-sharing contributions which vests in equal amounts over the period of three to seven years of credited service. Except for permitted withdrawals and hardship distributions, the participant's investments are distributable only when employment terminates.

         While employed by the Company or a subsidiary, a participant may withdraw all or any part of his or her before-tax Participant Contribution Account and his or her Employer Contribution Account only in cases of financial hardship or after attaining age 59-1/2. After-tax contributions may be withdrawn from the Plan once a year in an amount no less than $250. In cases of financial hardship where a participant requires funds to meet an immediate financial need and has no other resources reasonably available to meet that need, he or she may request the Committee to authorize a withdrawal by him or her from his or her Participant Contribution Account and Employer Contribution Account. The Committee relies on Internal Revenue Service ("IRS") guidelines to determine if financial hardship exists and to determine the amount, if any, of the withdrawal to be made by the participant. In addition, after attaining 59-1/2, a participant may withdraw all or a portion of his or her Participant and Employer Contribution accounts for any reason without penalty.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


6.       PARTICIPANT LOAN ACCOUNT
         ------------------------

         The Plan permits participants to borrow up to 50% of the value of his or her Investment Funds including Employer Contributions. As more fully described in the "Loan Rules" of the Plan, participants must meet certain minimum qualifications to obtain a loan, and loans must be for a minimum of $500 and cannot exceed $50,000. The term of each loan can be for any period of time up to 60 months as selected by the participant; such loans bear interest at the prime rate charged by the Company's principal lending banks plus 1% at the time the loan is made and will carry such interest rate throughout their terms. Monthly principal and interest repayments (done automatically through payroll deductions) are credited to the participant's own account and are reinvested in the Investment Funds in the same manner as the participant's contributions are invested. A participant may have up to three loans outstanding at any one time. There is a fixed charge of $50 for second and third loan applications which is borne by those specific individuals who choose to have more than one loan outstanding.

         If a loan is declared in default (as defined in the "Loan Rules" of the Plan), the entire outstanding principal balance will become immediately due and payable, and if not immediately paid the loan will be canceled and the outstanding balance will be treated as a distribution or withdrawal from the Plan depending upon the participant's tax circumstances. Otherwise, the Committee, at its sole discretion, may take such action it considers appropriate to collect the unpaid principal and the accrued interest on a defaulted loan. Such action may include obtaining funds from the net proceeds after the units or shares in the participant's Investment Fund account are sold.


7.       FEDERAL INCOME TAXES
         --------------------

         The Company received a determination from the Internal Revenue Service ("IRS") on August 15, 1995 that the Plan is a qualified plan under Section 401(a) and 401(k) of the Internal Revenue Code. Accordingly, the Plan has not been subject to federal income taxes, and employer and before-tax participant contributions and earnings of the Plan have not been subject to U.S. income taxes until distributed to the participants. Early withdrawals or distributions may subject the participant to certain tax penalties.

         The Plan was amended subsequent to receiving the most recent IRS determination letter; however, the Committee does not believe such amendments affect the Plan's tax status.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


8.       TRANSFER OF ASSETS
         ------------------

         On September 8, 1995, the Company's Board of Directors declared a spin-off distribution of 100% of the common shares of a newly formed wholly owned subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Following the Spin-off, TransPro became an independent, publicly traded corporation.

         Prior to the initial transfer of assets to TransPro, participants were given an "open-window" period whereby they could transfer their assets in and out of Allen Telecom Inc. common stock, as desired. Participants with account balances remaining in Allen Telecom Inc. common stock remained in the Plan as inactive participants. On March 13, 1998, the Savings Plan Committee authorized another voluntary "open- window" period to allow TransPro participants to roll Plan money into the TransPro Inc. 401K plan. Net assets of $77,933 were transferred to the TransPro Inc. 401K plan in 1998. Accordingly, this amount is included in withdrawals and distributions on the 1998 Statement of Changes in Net Assets Available for Benefits.

         In September 1996, the Company acquired 100% of the ownership of Signal Science, Incorporated ("SSI"). The Plan was amended to allow employees of SSI, who have met the eligibility requirements of the Plan, to become participants in the Plan effective October 1, 1996. Accordingly, investments of $284,606 were transferred from The Signal Science, Inc. Salary Deferral Plan to the Plan's Investment Funds, as directed by SSI participants, on February 10, 1997.


9.       RECONCILIATION TO FORM 5500
         ---------------------------

         At December 31, 1998 and 1997, the Fund received applications for withdrawals in the amount of $29,663 and $0 respectively, which were not paid at year-end. No payable has been recorded in the Statements of Net Assets Available for Benefits at year-end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities.

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
  SCHEDULE OF ASSETS OF HELD FOR INVESTMENT PURPOSES - SEE FORM 5500, ITEM 27a
                                DECEMBER 31, 1998

                                                    Description of Investment
                                                    -------------------------
                                                  including Maturity Date, Rate
                                                  -----------------------------
               Identity of Issue, Borrower         of Interest, Collateral, Par                                 Current
               ---------------------------         ----------------------------                                 -------
                 Lessor of Similar Party                or Maturity Value              Cost                      Value
                 -----------------------                -----------------              ----                      -----

PARTICIPANT LOANS                                            7% - 10%             $         N/A                  $1,360,035
FIDELITY EQUITY INCOME                                     MUTUAL FUND                4,196,513                   5,556,689
SCHWAB S&P 500                                             MUTUAL FUND                1,322,078                   1,621,537
OAKMARK                                                    MUTUAL FUND                1,007,004                     926,449
FIDELITY RETIREMENT GROWTH                                 MUTUAL FUND                4,297,948                   4,849,928
JANUS WORLDWIDE                                            MUTUAL FUND                1,137,718                   1,303,215
INVESCO STRATEGIC TECHNOLOGY                               MUTUAL FUND                  501,717                     571,752
ALLEN TELECOM INC.                                         COMMON STOCK               8,855,585                   4,973,627
MORLEY CAPITAL MANAGEMENT                            COMMON/COLLECTIVE TRUST          5,131,711                   5,458,854
U.S. TREASURY                                              MONEY MARKET                   4,582                       4,582

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
               ---------------------------------------------------
          SCHEDULE OF REPORTABLE TRANSACTIONS - SEE FORM 5500, ITEM 27D
          -------------------------------------------------------------
                                DECEMBER 31, 1998
                                -----------------


                                                                 Expense
 Description of Asset (Include                                  Incurred
 -----------------------------                                  --------
Interest Rate and Maturity in Case   Purchase       Selling        With                     Current Value of Asset
----------------------------------   --------       -------        ----                     ----------------------
        of a Loan)                     Price         Price     Transaction    Cost of Asset  on Transaction Date  Net Gain or (loss)
        ----------                     -----         -----     -----------    -------------  -------------------  ------------------

ALLEN TELECOM STOCK                                $1,674,662                    2,204,848         $1,674,662       $(530,186)
ALLEN TELECOM STOCK                  $4,251,893                                  4,251,893          4,251,893               0
FIDELITY EQUITY INCOME                              1,547,127                    1,192,888          1,547,127         354,238
FIDELITY EQUITY INCOME                1,375,935                                  1,375,935          1,375,935               0
FIDELITY RETIREMENT
GROWTH                                              1,228,911                    1,133,311          1,228,911          95,600
FIDELITY RETIREMENT
GROWTH                                1,239,406                                  1,239,406          1,239,406               0
MORLEY STABLE VALUE                                 2,010,428                    1,950,641          2,010,428          59,788
MORLEY STABLE VALUE                    1,698704                                  1,698,704          1,698,704               0
OAKMARK                                               664,743                      665,710            664,743           9,033
OAKMARK                                 937,071                                    937,071            937,071               0
SCHWAB S&P 500                                        651,314                      607,696            651,314          43,618
SCHWAB S&P 500                          929,706                                    929,706            929,706               0
SCHWAB US TREASURY                                  4,234,129                    4,234,129          4,234,129          30,231
SCHWAB US TREASURY                    4,238,438                                  4,238,438          4,238,438               0

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


NAME OF PLAN:     ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN
                  ---------------------------------------------------



BY:  ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN COMMITTEE


Date:  June 21, 1999                      By: /s/ Robert A. Youdelman
       -------------                          -------------------------
                                                  Robert A. Youdelman
                                                   Committee Member

                                  EXHIBIT INDEX
                                  -------------
                               ALLEN TELECOM INC.
                               ------------------


Exhibit Number
--------------

    (23)           Consent of PricewaterhouseCoopers LLP dated June 21, 1999.